Exhibit 12

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended
	December 31,
	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income taxes	$282,728	$246,484	$162,156	$156,420	$199,160
Fixed charges	18,866	20,298	20,008	18,824	18,158
Total earnings	$301,594	$266,782	$182,164	$175,244	$217,318

Fixed Charges:
Interest expense	$11,413	$12,723	$12,695	$12,087	$11,924
Portion of rentals representative of interest factor	7,453	7,575	7,313	6,737	6,234
Total fixed charges	$18,866	$20,298	$20,008	$18,824	$18,158

Ratio of earnings to fixed charges	15.99	13.14	9.10	9.31	11.97